Exhibit 3.12

CERTIFICATE OF AMENDMENT

TO

THE CERTIFICATE OF INCORPORATION

OF

INSPRO TECHNOLOGIES CORPORATION

INSPRO TECHNOLOGIES CORPORATION, (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: That the board of directors of the Corporation (the “Board of Directors”), at a duly convened meeting of the Board of Directors, duly adopted a resolution declaring advisable the amendment of the Certificate of Incorporation of the Corporation, as amended (the “Certificate’), and submitted the same to the stockholders of the Corporation for approval. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that Article FOURTH be amended and restated in its entirety as follows:

“FOURTH: A. Classes and Numbers of Shares. The total number of shares of stock which the Corporation shall have the authority to issue is 420,000,000. The Classes and aggregate number of shares of each class which the Corporation shall have authority to issue are as follows:

1.	Four Hundred million (400,000,000) shares of Common Stock, par value $0.001 per share (the “Common Stock”); and

2.	Twenty million (20,000,000) shares of Preferred Stock, par value of $0.001 per share (the “Preferred Stock”).

B. Blank Check Powers. The Corporation may issue any class of the Preferred Stock in any series. The Board of Directors shall have authority to establish and designate series, and to fix the number of shares included in each such series and the variations in the relative rights, preferences and limitations as between series, provided that, if the stated dividends and amounts payable on liquidation are not paid in full, the shares of all series of the same class shall share ratably in the payment of dividends including accumulations, if any, in accordance with the sums which would be payable on such shares if all dividends were declared and paid in full, and in any distribution of assets other than by way of dividends in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full. Shares of each such series when issued shall be designated to distinguish the shares of each such series from shares of all other series.”

SECOND: That the stockholders of the Corporation have duly approved the aforesaid amendment in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, this Certificate of Amendment has been executed on behalf of the Company by its Chief Executive Officer this 19th day of August, 2014.

INSPRO TECHNOLOGIES CORPORATION

By:	/s/ Anthony R. Verdi

Name: Anthony R. Verdi
Title: Chief Executive Officer